UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 3, 2011, Satélites Mexicanos, S.A. de C.V. (the “Company”) issued a press release announcing that it had furnished copies of the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2009 and the related audited consolidated statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2010, 2009 and 2008 and the related financial statement schedules, together with the report of Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu Limited), an independent registered public accounting firm, related thereto to U.S. Bank National Association, successor to HSBC Bank USA, National Association, as First Priority Indenture Trustee under the Indenture relating to the First Priority Senior Secured Notes due 2011 and Wells Fargo Bank, National Association, as Second Priority Indenture Trustee under the Indenture relating to the Second Priority Senior Secured Notes due 2013. The Company also announced that copies of the financial statements and the report referred to above were available on its website, www.satmex.com.
A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.
Exhibit 99.1 Press Release of Satélites Mexicanos, S.A. de C.V., dated March 3, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 4, 2011

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated March 3, 2011